HORACE MANN INVESTORS, INC.

Financial Statements and Supplemental Schedules

December 31, 2016

(With Report of Independent Registered Public Accounting Firm)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-6082

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Horace Mann Investors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

#1 Horace Mann Plaza
(No. and Street)

Springfield	Illinois	62715-0001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kimberly A. Johnson — 217-788-8538
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

200 E. Randolph Drive, Suite 5500	Chicago	Illinois	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kimberly A. Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Horace Mann Investors, Inc. as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



OFFICIAL SEAL
KRISTIN CERVELLONE
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES: 07-10-2017

_____
Notary Public

_____
Signature

Financial and Operations Principal
_____
Title

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

HORACE MANN INVESTORS, INC.

Table of Contents



KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Board of Directors
Horace Mann Investors, Inc.:

We have audited the accompanying statement of financial condition of Horace Mann Investors, Inc. (the Company) as of December 31, 2016, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Horace Mann Investors, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

Chicago, Illinois
February 28, 2017

HORACE MANN INVESTORS, INC.

Statement of Financial Condition

December 31, 2016

Assets

Cash and cash equivalents	$	1,441,612
Distribution fees receivable		123,290
Dividend receivable		328
Commission income receivable		7,406
Deferred tax asset		24,949
Current tax recoverable		95,961
Total assets	$	1,693,546

Liabilities and Stockholder's Equity

Liabilities:

Payables to affiliates		47,353
Accrued expenses and other liabilities		281,371
Total liabilities	$	328,724

Stockholder's equity:

Common stock, $1 par value. Authorized, issued, and outstanding 5,000 shares		5,000
Additional paid-in capital		110,000
Retained earnings		1,249,822
Total stockholder's equity		1,364,822
Total liabilities and stockholder's equity	$	1,693,546

See accompanying notes to financial statements.

HORACE MANN INVESTORS, INC.

Statement of Operations

Year ended December 31, 2016

Revenue:		
Commissions on the sale of variable annuities	$	5,776,180
Commissions on the sale of variable life products		231,650
Commissions on the sale of mutual funds		534,325
Administrative service fees from affiliate		100,000
Investment advisory fees		10,129
Distribution fees		1,749,771
Dividend and interest income		4,681
Total revenue		8,406,736
Expenses:		
Commissions on the sale of variable annuities		5,776,180
Commissions on the sale of variable life products		92,796
Commissions on the sale of mutual funds		299,833
Distribution fees paid to agents		147,045
Investment advisory fees paid to agents		5,997
Salaries and other payroll expenses		1,289,210
Regulatory fees and expenses		501,236
Other expenses		433,742
Total expenses		8,546,039
Loss before income tax benefit		(139,303)
Income tax benefit		(66,533)
Net loss	$	(72,770)

See accompanying notes to financial statements.

HORACE MANN INVESTORS, INC.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2016

		Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at December 31, 2015	$	5,000	110,000	1,322,592	1,437,592
Net loss		-	-	(72,770)	(72,770)
Balance at December 31, 2016	$	5,000	110,000	1,249,822	1,364,822

See accompanying notes to financial statements.

4

HORACE MANN INVESTORS, INC.

Statement of Cash Flows

Year ended December 31, 2016

Cash flows from operating activities:		
Net loss	$	(72,770)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Decrease in distribution fees receivable		3,154
Decrease in deferred tax asset		11,182
Increase in current tax recoverable		(121,590)
Increase in payables to affiliates		17,583
Decrease in accrued expenses and other liabilities		(21,261)
Decrease in commission income receivable		1,970
Increase in dividend receivable		(222)
Net cash used by operating activities		(181,954)
Cash and cash equivalents at beginning of year		1,623,566
Cash and cash equivalents at end of year	$	1,441,612

See accompanying notes to financial statements.

HORACE MANN INVESTORS, INC.
Notes to Financial Statements
December 31, 2016

(1)   Description of Business

Horace Mann Investors, Inc. (Investors or the Company) is registered as a broker-dealer under the Securities Exchange Act of 1934 and files financial statements pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. Investors is a wholly owned subsidiary of Horace Mann Educators Corporation (Parent) and is a member of Financial Industry Regulatory Authority, Inc. (FINRA) and Securities Investors Protection Corporation (SIPC).

Investors' has authority to act as a broker/dealer for the sale of variable life insurance, variable annuities, mutual funds, 529 plans, and individual equity securities on a non-solicited basis. In addition, Investors' has the authority to act as a Registered Investment Advisor offering investment advisory and financial planning services. The Company has a required net capital of $250,000 to support these activities. Investors operates under SEC Rule 15c3-3(k)(2)(i) and SEC Rule 15c3-3(k)(2)(ii) exemptions, clearing all transactions on a fully disclosed basis. Investors does not hold customer funds or safekeep customer securities.

Investors serves as a distributor of Horace Mann Life Insurance Company's (HMLIC) variable annuity contracts through registered representatives. Investors also serves as distributor of Ameritas Variable Life Insurance Company's variable universal life contracts, Raymond James Asset Management Services managed investment accounts, American Funds 529 plans, and mutual fund brokerage through a variety of fund families. Since Investors receives the majority of commission revenue from the distribution of HMLIC's contracts, it is dependent on the ongoing operations of HMLIC.

The Company's business involves various risks and uncertainties which are based on general business environments. Conditions in the U.S. and international financial markets affect the sale and profitability of securities products. In general, sales of variable annuities decrease when financial markets are declining or experiencing a higher than normal level of volatility over an extended period of time. Therefore, a weak or volatile financial market performance may adversely affect sales of variable annuity products to potential customers and may reduce the market value of existing customers' investments in variable annuity products, in turn reducing the commissions and distribution fees that Investors receives.

(2)   Significant Accounting Policies

(a)   Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the period. Actual results could differ from those estimates.

(b)   Commissions and Fee Income
Investors receives commission revenues from HMLIC and authorized third-party vendor products at the time of sale of these contracts. Fees and commissions are calculated from standard load and breakpoint tables published by the various investment companies. Commission expense is calculated based on contracts with its registered representatives. Investors pays commissions to its registered representatives via Horace Mann Service Corporation (HMSC), an employer service affiliate of HMLIC and Investors. Commissions and fees as well as the related commission expenses are recognized on a trade date basis.

Investors receives monthly distribution payments of 12b-1 fees from Ultimus Fund Solutions, LLC, the distributor for the Wilshire Variable Insurance Trust. These distribution payments are calculated monthly based on the net asset value of the funds.

(c) **Cash and Cash Equivalents**
Cash and cash equivalents are comprised of cash and money market demand accounts.

(d) **Comprehensive Income**
The Company currently has no differences between comprehensive income as defined by Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 220, *Comprehensive Income,* and its net income as presented in the Statement of Income.

(e) **Income Taxes**
Investors is included in the Parent's consolidated federal income tax return. In accordance with the tax-sharing agreement, its income tax expense or benefit is generally computed as if Investors was filing a separate federal income tax return. Federal income tax balances recoverable or payable are due from or to the Parent.

Deferred tax assets and liabilities are recognized for all future tax consequences attributable to "temporary differences" between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax items include an allocation of temporary differences from the affiliated companies. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

The Company evaluates deferred tax assets periodically to determine if they are realizable. Factors in the determination include the performance of the business including the ability to generate capital gains from a variety of sources and tax planning strategies. If, based on available information, it is more likely than not that deferred income tax assets will not be realized, then a valuation allowance must be established with a corresponding charge to net income. Charges to establish a valuation allowance could have an adverse effect on the Company's results of operations and financial position.

The Company records liabilities for uncertain tax filing positions in accordance with FASB ASC Topic 740, *Income Taxes,* where it is more-likely-than-not that the position will not be sustainable upon audit by taxing authorities. These liabilities are reevaluated routinely and are adjusted appropriately based upon changes in facts or law. The Company has no unrecorded liabilities from uncertain tax filing positions.

The Company's effective tax rate would be affected to the extent there were unrecognized tax benefits that could be recognized. There are no positions for which it is reasonably possible that the total amount of unrecognized tax benefit will significantly increase within the next 12 months.

(f)   *Fair Value Measurements*

The Company adopted, in accordance with FASB ASC Topic 820, *Fair Value Measurements and Disclosures*, a framework for measuring fair value that includes a hierarchy used to classify the inputs used in measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels. When the inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety.

The carrying amount of the assets approximates fair value unless otherwise noted on the Statement of Financial Condition. The fair value of the financial assets (which include cash and cash equivalents) carried at fair value were measured using quoted market prices in active markets (Level 1 inputs).

(g)   *Subsequent Events*

The Company has evaluated subsequent events through February 28, 2017, the date these financial statements were issued.

(3)   Transactions with Related Parties

Investors has common management and shares office facilities with the Parent and other subsidiaries, and is a party to several intercompany service agreements. Under these agreements, Investors paid $2,222,109 for the management, administrative and data processing services, and utilization of personnel in 2016. These amounts are located in salaries and other payroll expenses, $1,289,210, regulatory fees and expenses, $501,236, and other expenses, $431,663 in the Statement of Income. Intercompany balances are settled monthly. Investors receives service fees for certain administrative services performed for the Parent and other affiliated companies. The terms of the service contracts are determined by management and may be modified annually.

In 2016, Investors recognized $5,776,180 of commission income for the sale of HMLIC variable annuity contracts. Investors also earned $100,000 in administrative services fees from HMLIC.

(4)   Income Taxes

Investors paid income tax of $43,875 to the Parent in 2016.

Income tax asset:	December 31, 2016
Current tax recoverable	$ 95,961
Deferred tax asset	24,949
Net income tax asset	$ 120,910

8

The "temporary differences" that give rise to the deferred tax balances at December 31, 2016 were as follows:

Deferred tax assets:	
Pension and employee benefits	$ 21,277
Non-deductible accruals	5,954
Other	4,010
Total gross deferred tax assets	31,241
Deferred tax liabilities:	
Fixed assets	6,281
Investment income	11
Total gross deferred tax liabilities	6,292
Net deferred tax asset	$ 24,949

Based on the Company's historical earnings, future expectations of adjusted taxable income, as well as reversing gross deferred tax liabilities, the Company believes it is more likely than not that gross deferred tax assets will be fully realized and that a valuation allowance with respect to the realization of the total gross deferred tax assets is not necessary.

At December 31, 2016, the Company had no capital or net operating loss carryforwards.

The components of the income tax benefit for 2016 were as follows:

Current	$ (77,715)
Deferred	11,182
Total income tax benefit	$ (66,533)

Income tax benefit differed from the expected tax computed by applying the federal corporate rate of 35% to loss before income taxes as follows:

Expected federal tax on loss	$ (48,756)
Add tax effects of:	
Allocated non-deductible expenses	5,218
Provision to return adjustment	2,723
State tax expense (net)	(25,718)
Total income tax benefit	$ (66,533)

The Company's federal income tax returns for years prior to 2013 are no longer subject to examination by the IRS.

The Company classifies all interest and penalties as income tax expense. As of December 31, 2016, the Company has recorded $0 in liabilities for tax related interest and penalties on its Statement of Financial Condition.

(5)   Employee Pension and Postretirement Benefits

All of Investors personnel are employees of HMSC. Salaries, pension and related benefits are allocated by HMSC to Investors for these services. Employees participate, to the extent they meet the minimum eligibility requirements, in various benefit plans sponsored by the Parent. The Parent sponsors two qualified and two non-qualified retirement plans. Expense allocated by HMSC to Investors in 2016 for the qualified and non-qualified plans total $73,599 and $9,650, respectively, and is located in salaries and other payroll expenses in the Statement of Income.

Substantially all employees participate in a 401(k) plan. The Parent matches each dollar of employee contributions in the 401(k) plan up to a 5% maximum – in addition to providing an automatic 3% "safe harbor" contribution. The Company contribution vests after 5 years of service.

Employees, who were hired prior to 1998, have a vested accrued benefit in a frozen qualified defined benefit plan. Participants' ceased accruing benefits for earnings and years of service in the frozen qualified defined benefit plan in 2002. The Parent's policy for the frozen defined benefit plan is to contribute to the plan amounts which are actuarially determined to provide sufficient funding to meet future benefit payments as defined by federal laws and regulations. All assets for the qualified plans are held in their respective plan trusts.

Certain employees participate in a non-qualified defined contribution plan while certain retirees are receiving benefits under the frozen non-qualified defined benefit plan. The non-qualified plans were established for specific employees whose otherwise eligible earnings exceeded the statutory limits under the qualified plans. Benefit accruals under the non-qualified defined benefit plan were frozen in 2002 and all participants are currently in payment status. Both the non-qualified frozen defined benefit plan and the non-qualified contribution plan are unfunded plans with contributions made at the time payments are made to participants.

(6)   Net Capital Requirement

Investors, as a broker-dealer, is subject to the SEC's net capital requirements. Those requirements prohibit a broker-dealer from engaging in any securities transaction at a time when (a) its "aggregate indebtedness" exceeds 15 times its "net capital," as those terms are defined in Rule 15c3-1; or (b) its net capital is less than the minimum required. At December 31, 2016, Investors' net capital and required net capital were $1,096,215 and $250,000, respectively, and its ratio of aggregate indebtedness to net capital was .30 to 1.

(7)   Contingent Liabilities

In the ordinary course of business, the Company is subject to litigation, arbitration and regulatory matters. The Company, after consultation with outside legal counsel, believes that the amount for which it could be liable, if any, will not have a material adverse effect on the statement of condition or statement of operations.

Schedule I

HORACE MANN INVESTORS, INC.

Computation of Net Capital Pursuant to Rule 15c3-1

of the Securities and Exchange Commission

December 31, 2016

Computation of net capital:

Total stockholder's equity from statement of financial condition qualified for net capital	$	1,364,822
Total nonallowable assets:		
Distribution fees receivable		(123,290)
Deferred tax asset		(24,949)
Current tax recoverable		(95,961)
		(244,200)
Haircut on securities		(24,407)
Net capital		1,096,215
Computation of aggregate indebtedness – Total liabilities		328,724
Net capital requirement (greater of 6.67% of aggregate indebtedness or $250,000)		250,000
Excess net capital		846,215
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar requirements		796,215
Ratio of aggregate indebtedness to net capital		.30 to 1

Note: There are no material differences between the computation presented above and the computation of net capital under Rule 15c3-1 as of December 31, 2016 filed by Investors in its Form X-17A-5 on January 26, 2017.

See accompanying report of independent registered public accounting firm.

Schedule II

HORACE MANN INVESTORS, INC.

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

of the Securities and Exchange Commission

December 31, 2016

Not applicable - exempt under SEC Rule 15c3-3(k)(2)(i) and SEC Rule 15c3-3(k)(2)(ii)

See accompanying report of independent registered public accounting firm.

Schedule III

HORACE MANN INVESTORS, INC.

Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3

of the Securities and Exchange Commission

December 31, 2016

Not applicable - exempt under SEC Rule 15c3-3(k)(2)(i) and SEC Rule 15c3-3(k)(2)(ii)

See accompanying report of independent registered public accounting firm.

HORACE MANN INVESTORS, INC.

Exemption Report

December 31, 2016

(With Report of Independent Registered Public Accounting Firm Thereon)



KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Board of Directors
Horace Mann Investors, Inc.:

We have reviewed management's statements, included in the accompanying *Exemption Report*, in which (1) Horace Mann Investors, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i) and (k)(2)(ii) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2016 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Chicago, Illinois
February 28, 2017

Horace Mann Investors, Inc.
Exemption Report
December 31, 2016

Horace Mann Investors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*:

   17 C.F.R. § 240.15c3-3(k)(2)(i) and 17 C.F.R. § 240.15c3-3(k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

_____

Horace Mann Investors, Inc.

I, Kimberly A. Johnson, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:_____

Title: Financial and Operations Principal

Date: February 28, 2017